UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Flatbush Federal Bancorp, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
338735103
(CUSIP Number)
Raymond J.Gustini Nixon Peabody LLP 401 9th Street NW, Suite 900 Washington, DC 20004 Telephone: 202-585-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 338735103	Page 2

1	NAME OF REPORTING PERSONS Flatbush Federal Bancorp, MHC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 1 (“Amendment”) to the Schedule 13D filed on October 23, 2003 (the “Original Schedule 13D”) relates to shares of the common stock, $0.01 par value per share, of Flatbush Federal Bancorp, Inc., a Federal corporation with offices at 2146 Nostrand Avenue, Brooklyn, New York 11210-2146.

SCHEDULE 13D/A

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

As of November 2, 2012, the aggregate number and percentage of shares of common stock beneficially owned by Reporting Person was as follows:

(a)	Amount beneficially owned: 0
(b)	Percent of class: 0.0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

On November 2, 2012, the mergers (the “Mergers”) by and between (i) Northfield Bank, a Federal savings bank, Northfield Bancorp, Inc., a Federal corporation, Northfield Bancorp, MHC, a Federal mutual holding company and (ii) Flatbush Federal Savings and Loan Association, a Federal savings and loan association, Flatbush Federal Bancorp, Inc., a Federal corporation, and Flatbush Federal Bancorp, MHC, a Federal mutual holding company, were completed, pursuant to which all of the shares of Flatbush Federal Bancorp, Inc. common stock held by Flatbush Federal Bancorp, MHC were acquired by Northfield Bancorp, MHC and subsequently cancelled. The Reporting Person ceased to be the beneficial owner of more than five percent of the common stock of the issuer on November 2, 2012.

Item 7. Materials to be Filed as Exhibits

Exhibit	Description

99.1	Agreement and Plan of Merger, dated as of March 13, 2012, incorporated by reference to the Form 8-K filed by Flatbush Federal Bancorp, Inc. on March 15, 2012.
99.2	First Amendment to the Agreement and Plan of Merger, dated as of March 13, 2012, incorporated by reference to the Form 8-K filed by Flatbush Federal Bancorp, Inc. on August 27, 2012

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2012	/s/ Jesus R. Adia
Jesus R. Adia
Chairman of the Board and President and
Chief Executive Officer of the Company